Exhibit 4.1.2

AMENDMENT No. 2

TO THE AMENDED AND RESTATED HEAD MANAGEMENT AGREEMENT

This Amendment No. 2 to the Amended and Restated Head Management Agreement (this “Amendment”), dated as of March 18, 2020, between Pyxis Tankers Inc. (the “Company”) and PYXIS MARITIME CORP. (“Maritime”), amends in part the Amended and Restated Head Management Agreement, entered into between the Company and Maritime as of August 5, 2015, as same is amended from time to time (the “Agreement”).

Whereas the Company and Maritime desire to clarify certain provisions in the Agreement relating to remuneration and termination, the parties wish to amend the Agreement as set forth herein.

Now therefore, in consideration of the foregoing and for other good and valuable consideration, the parties hereto agree as follows:

1. Section 1. (c) (Appointment) in the Agreement is hereby deleted in its entirety and replaced with the following:

“1. APPOINTMENT

(c) Maritime shall render advice and provide executive, financial, accounting and other administrative services (the “Administrative Services”) to the Company from time to time, including, but not limited to, the services of a chief executive officer, a chief financial officer, a chief operating officer, a general counsel, one more internal auditors and a secretary and such other matters as may be mutually agreed between Maritime and the Company. The executive services shall only be performed by the following persons: President and Chief Executive Officer by Valentios Valentis and Chief Operating Officer by Konstantinos Lytras. The candidates for Chief Financial Officer, General Counsel, the internal auditor(s) and the secretary performing these services or replacements for any of the individuals performing the services must first be approved by the Company in writing and in advance. Maritime shall render the services at one or more suitable locations selected by the parties.

2. Section 3. (Remuneration) in the Agreement is hereby deleted in its entirety and replaced with the following:

“3. REMUNERATION

In consideration of Maritime’s Services, the Company will pay Maritime the fess as follows:

(1)	for the Ship Management Services, a daily fee (the “Daily Ship Management Fee”) payable by each Subsidiary of USD 325 per day per vessel while its vessel is in operation, including in any pool arrangements (or USD 160 per day per vessel for Subsidiaries that contract out the chartering of the vessels to NST or others, which amount will be reset yearly to reflect the average USD/Euro exchange rate for the prior 12 months), USD 250 per day while its vessel is under bareboat charter, and USD 450 per day while its vessel is under construction (as well as an additional daily fee, dependent on the seniority of the personnel, to cover the cost of engineers employed to conduct vessel supervision). These amounts, as they apply at the end of each respective calendar year, will be adjusted upwards, annually (every February , but the relevant increase shall apply retroactively since the 1st of January of 2016 and each respective calendar year thereafter) by the percentage of the official inflation rate during the preceding calendar year in Greece or such other country where Maritime was headquartered during the preceding calendar year; it being understood that if such inflation rate for any calendar year is deflationary, no adjustment shall be made to these amounts and they shall remain, for the particular calendar year, as per the previous calendar year. Maritime shall also be entitled to commissions for vessels’ sales and the arrangement of charter hire agreements for the vessels, in each case in amounts set forth in the Shipman; provided further that if this Agreement is terminated:

●	(i)	pursuant to Section 5(a)(2) and a Change of Control (as defined below) occurs within a 12-month period following the date of such termination, then the Company will pay Maritime a lump cash sum equal to 12 months of the Daily Ship Management Fee calculated as of the date of receipt of the termination notice and to be paid within twenty (20) calendar days after receipt of the termination notice; or

●	(ii)	pursuant to Section 5(a)(4) then the Company will pay Maritime a lump cash sum equal to 12 months of the Daily Ship Management Fee, calculated as of the date of receipt of the termination notice and to be paid within twenty (20) calendar days after receipt of the termination notice.

(2)	for the Administrative Services, a lump sum fee payable directly by the Company in the amount of $1,600,000 per annum (the “Administration Fee”) payable in advance in four quarterly instalments. The amount of the Administration Fee will be adjusted annually (every February but valid retroactively since January 1st) for inflation as measured by the official inflation rate in Greece or such other country where Maritime is headquartered for the preceding year; provided that if this Agreement is terminated (i) pursuant to Section 5(a)(2) and a Change of Control (as defined below) occurs within a 12-month period following the date of such termination or (ii) pursuant to Section 5(a)(4), then the Company will pay Maritime, in a lump sum no later than twenty (20) days after the date of termination or the date of the Change of Control (whichever is later), an amount equal to two and one-half (2.5) times the Administration Fee.”

3. Sub-section (a)(4) of Section 5. (Termination) in the Agreement is hereby deleted in its entirety and replaced with the following:

“(4) by the Company or Maritime upon a Change of Control; or”

4. This Amendment sets forth the entire understanding of the Company and Maritime with respect to the subject matter hereof and except as set forth herein, the Agreement remains a valid, binding agreement between the parties.

5. This Amendment shall be deemed to be a contract under the laws of Greece and shall be construed and enforced in accordance with the laws of said state.

6. This Amendment may be executed in any number of counterparts each of which shall be deemed an original and all of which, taken together, shall constitute a single original document.

IN WITNESS WHEREOF, the parties have executed this Amendment No. 2 to Amended and Restated Head Management Agreement as of the date first written above.

PYXIS TANKERS INC.

By:	/s/ Konstantinos Lytras
Name:	Konstantinos Lytras
Title:	Chief Operating Officer

PYXIS MARITIME CORP.

By:	/s/ Valentios Valentis
Name:	Valentios Valentis
Title:	President & Director